Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2505 Meadowvale Blvd.
Mississauga, ON, Canada L5N 5S2
tel: (905) 817-2004  fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

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FOR IMMEDIATE RELEASE

                 Vasogen Appoints Terry H. Gregg President & CEO

Mississauga, Ontario (March 7, 2007) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), a biotechnology Company focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease, is pleased to announce that Terrance H. Gregg has succeeded David G. Elsley as President and Chief Executive Officer of Vasogen. Mr. Gregg joined Vasogen's Board of Directors in 1999, was appointed Vice Chairman in November 2005, and became Chairman of the Board in March 2006. David Elsley, who founded Vasogen, will remain a member of Vasogen's Board of Directors and Mr. Gregg will retain his position as Chairman.

In 1996, Mr. Gregg became President and Chief Operating Officer of MiniMed Inc., now a world leader in insulin pump therapy and continuous glucose monitoring, and was instrumental in Medtronic's US$3.4 billion acquisition of the company in 2001. Mr. Gregg retired as President of Medtronic MiniMed in 2002. He also served in executive positions with Smith & Nephew plc, a diversified healthcare product company, and Allergan, Inc., a leading ophthalmic device and pharmaceutical company. He is currently a Special Venture Partner with Galen Associates, a private equity firm specializing in the healthcare sector, serves on the boards of DexCom, Inc. and LMS Medical Systems, Inc., and is Executive Chairman of Patton Medical Devices, LC. Mr. Gregg also served on the Boards of Amylin Pharmaceuticals, Inc. and Ocular Sciences, Inc., which was purchased by The Cooper Companies, Inc. for US$1.2 billion last year.

"Vasogen has an exciting future and I am pleased to assume the role of President and CEO of a company with a solid scientific team and experienced management who are committed to achieving success," stated Terrance Gregg. "As a founder of Vasogen, David Elsley has provided visionary leadership since the Company's inception and has positioned us well for the future. I look forward to working with David as we transition from a development-stage company to a successful commercial enterprise."

"Terry Gregg's vision and his experience in transforming MiniMed from a development-stage therapeutic device company to a global leader in diabetes management systems will prove invaluable as we prepare for the commercialization phase of Vasogen's Celacade technology," stated David Elsley. "I am confident that the key findings from our ACCLAIM trial provide a strong foundation to move to the next level of Vasogen's evolution and I look forward to my continued involvement as an active member of the Board."

The 2,408-patient phase III ACCLAIM trial of Vasogen's Celacade(TM) technology (Celacade) in patients with chronic heart failure, completed in 2006, demonstrated strong results in two important pre-defined patient subgroups. While the study did not meet its primary endpoint, Celacade was shown to significantly reduce the risk of death or first cardiovascular hospitalization by 39% in patients with NYHA Class II heart failure at baseline (n=689, p=0.0003), and by 26% in patients with no prior history of heart attack at baseline (n=919, p=0.02). The Company is currently pursuing partnering discussions to support the initial commercialization of Celacade in Europe on the basis of these results. The Company is also preparing to meet with the FDA to review the ACCLAIM results for the purpose of determining the next steps in the regulatory pathway for Celacade in the United States.

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                                                        ...page 2, March 7, 2007


About Vasogen:
Vasogen is a biotechnology company engaged in the research and development of therapies that target the damaging inflammation associated with cardiovascular and neurodegenerative disorders. The Company's lead product, the Celacade(TM) technology, is designed to trigger the immune response to apoptosis -- an important physiological process that regulates inflammation. Celacade(TM) is in late-stage development for the treatment of chronic heart failure. The Company is also developing VP025, an early-stage new drug candidate for the treatment of certain neurodegenerative diseases.

Certain statements contained in this press release or elsewhere in our public documents constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements may include, without limitation, summary statements relating to results of the ACCLAIM trial in patients with chronic heart failure, plans to advance the development of Celacade(TM), plans to fund our current activities, statements concerning our partnering activities and health regulatory submissions, strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements, including assumptions about the nature, size and accessibility of the market for Celacade in the treatment of chronic heart failure, particularly in Europe, the regulatory approval process leading to commercialization and the availability of capital on acceptable terms to pursue the development of Celacade, and the feasibility of additional trials. You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the outcome of further analysis of the ACCLAIM trial results, the requirement or election to conduct additional clinical trials, delays or setbacks in the regulatory approval process, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, risks associated with the outcome of our research and development programs, the adequacy, timing and results of our clinical trials, competition, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on subcontractors and key personnel, losses due to fluctuations in the U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the "Risk Factors" section of our Annual Information Form and Form 20-F for the year ended November 30, 2006, as well as in our later public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise indicated, numerical values indicating the statistical significance ("p-values") of results included in this document are based on analyses that do not account for endpoint multiplicity.

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